InBev

RECEIVED
2005 MAR -1 A 10:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

By courier

05006146

SUPPL

Leuven, 23 February 2005

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press Release

Brussels, February 23, 2005

InBev announces its intention to outsource its Information Technology infrastructure

Having thoroughly reviewed different business cases for both internal and external sourcing models, it has been determined that external sourcing offers the best combination of cost efficiencies, technical performance, opportunities for employees, and flexibility for future growth. InBev therefore confirms its intention to outsource its IT infrastructure on a global basis.

270 InBev employees, working in 25 countries around the world, fall within the scope of this proposed outsourcing.

In accordance with the applicable legislation in the countries concerned, the required consultations with social partners will be conducted.

InBev is currently engaged in negotiations with selected suppliers regarding the transfer of services. During these negotiations, InBev is attempting to ensure that as many employees as possible have the opportunity to continue their careers in the suppliers' organizations. Once these negotiations and related consultations are completed, InBev will provide more detailed information concerning the potential impact on our employees. Any impact would, of course, be subject to local legal requirements.

Following both required consultations and partner negotiations, the InBev management will take its final decision and disclose, at that time, the expected financial impacts.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax:+32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax:+32-16-50-65-41
E-mail: patrick.verelst@inbev.com